Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

(“Randgold Resources” or the “Company”)

London, 7 December 2012

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii				Randgold Resources Limited
2. Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights							☒
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached							☐
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments							☒
An event changing the breakdown of voting rights							☐
Other (please specify):							☐
3. Full name of person(s) subject to the notification obligation: iii				BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached: [v]				4 December 2012
6. Date on which issuer notified:				6 December 2012
7. Threshold(s) that is/are crossed or reached: vi, vii				Holding has gone below 15%
8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
if possible using the ISIN CODE	Number of	Number of	Number of shares	Number of voting rights		% of voting rights [x]
	Shares	Voting Rights	Direct	Direct xi	Indirect xii	Direct	Indirect
GB00B01C3S32	13,762,545	13,762,545	N/A	N/A	13,581,998	N/A	14.76%
B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii		Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
CFD				173,382	Nominal	Delta
					0.18%	0.18%
Total (A+B+C)
Number of voting rights				Percentage of voting rights
13,755,380				14.95%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

BlackRock Investment Management (UK) Limited – 13,755,380 (14.95%)
Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:				BlackRock Regulatory Threshold Reporting Team

14. Contact name:				William Graham

15. Contact telephone number:				020 7743 1459
Annex: Notification of major interests in sharesxxii
A: Identity of the persons or legal entity subject to the notification obligation
Full name (including legal form of legal entities)				BlackRock, Inc.
Contact address (registered office for legal entities)				12 Throgmorton Avenue, London EC2N 2DL
Phone number & email				020 7743 1459; william.graham@blackrock.com
Other useful information (at least legal representative for legal persons)				William Graham
B: Identity of the notifier, if applicable
Full name				Martin Welsh
Contact address				Randgold Resources Limited 3rd Floor, Unity Chambers 28 Halkett Street St. Helier Jersey JE2 4WJ
Phone number & email				+44 1534 735 333 martin.welsh@randgoldresources.com
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)
C: Additional information